SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. 1)*

                              Lipid Sciences, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   53630P 10 1
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                                 (CUSIP Number)

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      Christopher A. Marlett                     with a copy to:
      MDB Capital Group, LLC                 Andrew D. Hudders, Esq.
401 Wilshire Boulevard, Suite 1020               Graubard Miller
  Santa Monica, California 90401          600 Third Avenue - 32nd Floor
        (310) 526-5005                    New York, New York 10016
                                                (212) 816-8614
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 27, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                       Page 2 of 6 Pages

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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
          MDB Capital Group, LLC                                    I.D. No.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b) |_|
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS*

          OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)|_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
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                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                          1,000,000
    BENEFICIALLY
      OWNED BY          --------------------------------------------------------
        EACH
     REPORTING          8     SHARED VOTING POWER
       PERSON
        WITH                           -0-
    BENEFICIALLY
      OWNED BY          --------------------------------------------------------
        EACH
     REPORTING          9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                           1,000,000
                        --------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,000,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   BD
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
                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                       Page 3 of 6 Pages

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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1
          Christopher A. Marlett                               I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)|_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                          1,200,000
    BENEFICIALLY
      OWNED BY          --------------------------------------------------------
        EACH
     REPORTING          8     SHARED VOTING POWER
       PERSON
        WITH                           -0-
    BENEFICIALLY
      OWNED BY          --------------------------------------------------------
        EACH
     REPORTING          9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                           1,200,000
                        --------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,200,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
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

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                       Page 4 of 6 Pages

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Item 1. Name of Issuer:

     This Amendment No. 1 to Schedule 13D originally dated January 14, 2004 (the "Schedule") relates to the common stock, no par value, ("Common Stock") of Lipid Sciences, Inc., an Arizona corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

Item 2. Identity and Background.

     This Schedule is filed jointly on behalf of MDB Capital Group, LLC, a California limited liability company ("MDB"), and Christopher A. Marlett. Mr. Marlett is deemed to have beneficial ownership of any shares beneficially owned by MDB as a result of being a control person of MDB. Mr. Marlett holds certain of the shares being reported upon in a living trust over which he is the controlling person. MDB and Mr. Marlett are sometimes collectively referred to herein as "Reporting Persons." MDB is a licensed broker and dealer. MDB is managed by Mr. Marlett, Dyana Williams Marlett and Anthony DiGiandomenico. The address of the principal business and principal office of the Reporting Persons and Ms. Marlett and Mr. DiGiandomenico is 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90401. The principal occupation of each of Ms. Marlett and Mr. DiGiandomenico is being a manager of MDB. Mr. Marlett is a citizen of the United States. MDB is a California limited liability company.

     During the last five years, none of the Reporting Persons has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

     No Common Stock was acquired during the prior 60 days. No change to prior disclosure.

Item 4. Purpose of Transaction.

     The transactions being reported upon are the sale of some of the Common Stock held by the Reporting Persons and the fact that as of the date of this Amendment No.1 they are no longer required to report on a Schedule 13D in respect of the Common Stock.

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                       Page 5 of 6 Pages

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Item 5. Interest in Securities of the Issuer.

     The following sales of the Common Stock were made by the reporting persons during the last 60 days. The sales were made in the public market, over the Nasdaq market.

     MDB
                                   Trade Date       No. Shares Sold    Price
                                   ----------       ---------------    -----
                                   1/23/2004            240,005        $5.98
                                   1/26/2004            60,599         $6.43

     Christopher Marlett
        Living Trust

                                   1/21/2004            25,000         $5.26
                                   1/22/2004            45,979         $5.25
                                   1/23.2004            47,500         $6.02
                                   1/26/2004            100,000        $6.54


     As a result of the above sales by the trust and MDB, MDB owns 1,000,000 shares of Common Stock representing 4.1% of the outstanding Common Stock, and Mr. Marlett, through his living trust, owns 200,000 shares of Common Stock representing .8% of the outstanding Common Stock.

     Mr. Marlett as the controlling member of MDB is deemed to have voting and dispositive authority over all the shares held by MDB. Therefore, he has beneficial ownership of 1,200,000 shares of Common Stock representing 4.9% of the outstanding Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except for the Joint Filing Agreement, neither MDB or Mr. Marlett have any contracts, arrangements, understandings or relationships with respect to the Common Stock.


Item 7. Material to be filed as Exhibits.

         Exhibit 1 Joint Filing Agreement, dated December 10, 2001, between MDB Capital Group, LLC and Christopher A. Marlett (previously filed in Schedule 13D filed in respect of the event dated November 29, 2001, and incorporated herein by reference).

                                  SCHEDULE 13D

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CUSIP No. 53630P 10 1                                       Page 6 of 6 Pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 2004

                                  MDB Capital Group, LLC


                                  By:      /s/ Christopher A. Marlett
                                           -------------------------------------

                                  Name:    Christopher A. Marlett
                                           -------------------------------------

                                  Its:     Manager
                                           -------------------------------------


                                           /s/ Christopher A. Marlett
                                           -------------------------------------
                                           Christopher A. Marlett